UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 10348 / April 10, 2017

Admin. Proc. File Nos. 3-17664, 3-17665, 3-17666, 3-17667

In the Matter of
the Registration Statements of

FLASTER CORPORATION,
iLOAN INC.,
ZUBRA INC., and
INSTRIDE, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Flaster Corporation, iLoan Inc., Zubra Inc. or Instride, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Flaster Corporation, iLoan Inc., Zubra Inc. and Instride, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 8(d) of the Securities Act of 1933, the effectiveness of the registration statements filed by Flaster Corporation, iLoan Inc., Zubra Inc., and Instride, Inc., are suspended.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1] 17 C.F.R. § 201.360(d).

[2] *Flaster Corp., iLoan Inc., Zubra Inc., and Instride, Inc.,* Initial Decision Rel. No. 1108 (Feb. 9, 2017), 116 SEC Docket 01, 2017 WL 526397.

INITIAL DECISION RELEASE NO. 1108
ADMINISTRATIVE PROCEEDING
FILE NOS. 3-17664, 3-17665, 3-17666, 3-17667

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Registration Statements of FLASTER CORPORATION, iLOAN INC., ZUBRA INC., and INSTRIDE, INC.	INITIAL DECISION ON DEFAULT February 9, 2017

APPEARANCES: Daniel J. Maher, Gregory S. Hillson, and Yuri Zelinsky for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

Background

On November 4, 2016, the Securities and Exchange Commission issued orders instituting proceedings (collectively, OIPs) pursuant to Section 8(d) of the Securities Act of 1933 as to Respondents Flaster Corporation, iLoan Inc., Zubra Inc., and Instride, Inc., and set a hearing for November 22, 2016. The OIPs allege that each Respondent filed with the Commission a registration statement, as amended, that contained material misstatements and omissions relating to the identities of Respondents' officers, directors, promoters, and/or control persons. The OIPs also charge Respondents with failure to cooperate with Commission staff examinations conducted pursuant to Securities Act Section 8(e) by failing to respond to subpoenas issued in 2015 and 2016.

I consolidated the proceedings for hearing. *Flaster Corp.*, Admin. Proc. Rulings Release No. 4325, 2016 SEC LEXIS 4143 (ALJ Nov. 7, 2016). I also found that each Respondent was served with the OIP specific to its case on November 8, 2016, in accordance with Securities Act Section 8(d). *Flaster Corp.*, Admin. Proc. Rulings Release No. 4344, 2016 SEC LEXIS 4236 (ALJ Nov. 14, 2016). No Respondent appeared at the November 22 hearing and, to date, none has answered the OIP specific to its case or responded to my November 29, 2016, order to show cause why it should not be found in default. *Flaster Corp.*, Admin. Proc. Rulings Release No. 4398, 2016 SEC LEXIS 4414.

The Division of Enforcement appeared at the hearing, and Division counsel Gregory S. Hillson took the stand and testified about the Division's investigation of Respondents and identified, with Division counsel Daniel J. Maher, thirty-one Division exhibits, including Hillson's declaration, which I admitted into evidence. Tr. 17-37.

Findings of Fact

Respondents are in default for failing to file an answer, appear at the hearing, respond to my order to show cause, or otherwise defend the proceeding. 17 C.F.R. § 201.155(a). I therefore deem true the allegations in the OIPs. *Id*. I apply preponderance of the evidence as the standard of proof for findings beyond the allegations of the OIPs. *See Steadman v. SEC*, 450 U.S. 91, 101-04 (1981).

Flaster is a Delaware corporation with its principal executive offices located in Wilmington, Delaware, and its operating offices located in Daugavpils, Latvia. Flaster OIP at 1. Flaster filed a registration statement on June 26, 2014, in connection with an initial public offering of 500,000 shares of common stock. *Id*. Flaster amended the filing, which has not become effective, on August 21, 2014. *Id.* The Commission declared the registration abandoned in an order issued August 31, 2015. Div. Ex. 1 at Ex. C; Div. Ex. 4.[1]

iLOAN Inc. is a Delaware corporation with its principal executive offices located in Kiryat Yearim, Israel. iLOAN OIP at 1. iLOAN filed a registration statement on November 22, 2011, in connection with an initial public offering of one million shares of common stock. *Id*. iLOAN amended the filing, which has not become effective, on December 27, 2011. *Id.*

Zubra Inc. is a Delaware corporation with its principal executive offices located in Wilmington, Delaware. Zubra OIP at 1. Zubra filed a registration statement on February 27, 2014, in connection with an initial public offering of 400,000 shares of common stock. *Id*. Zubra amended the filing on March 26 and April 7, 2014. *Id.* Zubra's registration statement was declared effective on April 17, 2014. *Id.*

Instride, Inc., is a Delaware corporation with its principal executive offices located in Miami, Florida. Instride OIP at 1. Instride filed a registration statement on November 27, 2013, in connection with an initial public offering of 400,000 shares of common stock. *Id*. Instride amended the filing on January 27 and February 27, 2014. *Id.* Instride's registration statement was declared effective on March 12, 2014. *Id.*

Each Respondent's registration statement names a person or persons as directors or officers of the corporation when in fact (1) those persons do not control the corporation, and (2) the corporation is actually controlled by undisclosed persons and/or promoters. OIPs at 1-2; Div. Exs. 2-3, 5-12 (Respondents' forms S-1 and amended forms S-1); Tr. 29. Indeed, at the request of the Division, Latvian and Israeli securities officials located and interviewed six of Respondents' seven purported officers and directors, each of whom denied serving in such

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[1] Citations to exhibit numbers are to the numbers used at the hearing.

capacity. Tr. 21-29; Div. Exs. 25-31.[2] The evidence shows that the electronic signatures of those purported officers and directors on each registration statement were forged. Also, the attorney who issued opinion letters in connection with Respondents' registration statements testified during the Division's investigation that he never actually met or even spoke by telephone with any of the purported officers or directors. Div. Ex. 1 at 6.

In addition, each Respondent has failed to respond to subpoenas (and courtesy copies of the subpoenas), and three Respondents also failed to respond to revised subpoenas for the production of documents issued by the Division during its investigation. OIPs at 2; Div. Ex. 1 at 3, 6; Div. Exs. 13-24; Tr. 32.

Conclusions of Law

Section 8(d) of the Securities Act states:

> If it appears to the Commission at any time that the registration statement includes any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, the Commission may . . . issue a stop order suspending the effectiveness of the registration statement.

15 U.S.C. § 77h(d).

"[T]he essential purpose of [a registration statement] is to protect investors by promoting full disclosure of information thought necessary to informed investment decisions." *mPhase Techs., Inc.*, Exchange Act Release No. 74187, 2015 SEC LEXIS 398, at *22 (Feb. 2, 2015) (internal quotation marks omitted). "Information in a registration statement is material when there is a substantial likelihood that a reasonable investor would attach importance to it in determining whether to purchase the security in question." *Petrofab Int'l, Inc.*, Securities Act Release No. 6769, 1988 SEC LEXIS 782, at *16 (Apr. 20, 1988) (citing *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976)); *see* 17 C.F.R. § 230.405 (defining a material fact as one to which "there is a substantial likelihood that a reasonable investor would attach importance in determining whether to purchase the security").

The evidence shows that Respondents' registration statements contain untrue statements of material fact and omit material facts necessary to make the statements not misleading. Specifically, the registration statements falsely name as directors and officers persons who have no involvement with Respondents, while omitting the names of Respondents' actual controlling persons. These false representations would be material to investors, as they impugn management's integrity. *See United States v. Hatfield*, 724 F. Supp. 2d 321, 328 (E.D.N.Y. 2010); *In re Monster Worldwide, Inc. Sec. Litig.*, 251 F.R.D. 132, 139 (S.D.N.Y. 2008). Moreover, both courts and the Commission have held that failure to disclose promoters' and

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[2] Division Exhibits 25 through 31 include a letter from Latvian officials, completed interview questionnaires with translation certification, and transcripts of interviews conducted by Israeli officials.

control persons' participation in an issuer's formation, offering, and operations constitutes a material omission. *See, e.g.*, *SEC v. Fehn*, 97 F.3d 1276, 1290 (9th Cir. 1996); *Am. Fin. Co.*, Securities Act Release No. 4465, 1962 SEC LEXIS 632, at *5 (Mar. 19, 1962); *Hart Oil Corp.*, Securities Act Release No. 4147, 1959 SEC LEXIS 33, at *4-5 (Oct. 9, 1959). Finally, forged signatures of officers and directors in a registration statement "call the entire document into question." *United States v. Wheeler*, 29 F.3d 637, at *3 (9th Cir. 1994) (unpublished).

In addition, Section 8(e) of the Securities Act empowers the Commission to undertake an examination to determine whether a stop order should issue under Section 8(d), and makes failure to cooperate with such an examination itself "proper ground for the issuance of a stop order." 15 U.S.C. § 77h(e); *see Blimpie Corp. of Am.*, Securities Act Release No. 5146, 1971 SEC LEXIS 470 (May 6, 1971) (refusal to cooperate in a Section 8(e) examination "constitutes a ground for the issuance of a stop order"). Here, Respondents failed to cooperate by ignoring subpoenas for documents issued by the Division.

Issuance of a stop order is appropriate in light of Respondents' misrepresentations and omissions and failure to cooperate with the Division's examination.

Order

Pursuant to Section 8(d) of the Securities Act of 1933, I ORDER that:

the effectiveness of the registration statement filed by Respondent Flaster Corporation is SUSPENDED;

the effectiveness of the registration statement filed by Respondent iLoan Inc. is SUSPENDED;

the effectiveness of the registration statement filed by Respondent Zubra Inc. is SUSPENDED; and

the effectiveness of the registration statement filed by Respondent Instride, Inc., is SUSPENDED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occurs, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge